GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5900

June 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Krebs

Re:	GCI Liberty, Inc.
Registration Statement on Form S-1 (File No. 333-286272)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on June 23, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as GCI Liberty, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Jeeho Lee of O’Melveny & Myers LLP, counsel to the Company, at (212) 326-2266, or in her absence, C. Brophy Christensen at (415) 984-8793, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

GCI Liberty, Inc.

By:	/s/ Renee L. Wilm
Name:	Renee L. Wilm
Title:	Chief Legal Officer and Chief Administrative Officer

[Signature Page to Acceleration Request Letter]